SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 13)1

PIZZA INN, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of class of securities)

725848 10 5

(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

(Name, address and telephone number of person
authorized to receive notices and communications)

December 13, 2007

(Date of event which requires filing of this statement)

If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /  /.

Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

1           NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NEWCASTLE PARTNERS, L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                               (a) /   /
(b) /   /

3           SEC USE ONLY

4           SOURCE OF FUNDS*

WC

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
/   /

6           CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS

 NUMBER OF                                7           SOLE VOTING POWER
 SHARES
BENEFICIALLY                                          4,760,550
OWNED BY
EACH
REPORTING
PERSON WITH

8           SHARED VOTING POWER

0

    9          SOLE DISPOSITIVE POWER

                                4,760,550

10         SHARED DISPOSITIVE POWER

                                0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,760,550

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES*                                                                                                                                         /   /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     47.4%

14        TYPE OF REPORTING PERSON*

                     PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1         NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  NEWCASTLE CAPITAL MANAGEMENT, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /   /
(b) /   /

3         SEC USE ONLY

4         SOURCE OF FUNDS*

                     OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  /   /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS

NUMBER OF                                7      SOLE VOTING POWER
SHARES
BENEFICIALLY                                    4,760,550
OWNED BY
EACH
REPORTING
PERSON WITH

                   8      SHARED VOTING POWER

                                0

                   9      SOLE DISPOSITIVE POWER

                                4,760,550

                  10      SHARED DISPOSITIVE POWER

                                0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,760,550

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 /   /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     47.4%

14        TYPE OF REPORTING PERSON*

                     PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1         NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NEWCASTLE CAPITAL GROUP, L.L.C.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a) /   /
                                                                         (b) /   /

3         SEC USE ONLY

4         SOURCE OF FUNDS*

                     OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
 /   /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS

NUMBER OF                               7      SOLE VOTING POWER
SHARES
BENEFICIALLY                                  4,760,550
OWNED BY
EACH
REPORTING
PERSON WITH

                   8      SHARED VOTING POWER

                                0

                   9      SOLE DISPOSITIVE POWER

                                4,760,550

                  10      SHARED DISPOSITIVE POWER

                                0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,760,550

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/   /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     47.4%

14        TYPE OF REPORTING PERSON*

                     OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MARK E. SCHWARZ

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a) /   /
                                                                         (b) /   /

3         SEC USE ONLY

4         SOURCE OF FUNDS*

                     OO, PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
/   /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA

 NUMBER OF                              7      SOLE VOTING POWER
SHARES
BENEFICIALLY                        4,805,550
OWNED BY
EACH
REPORTING
PERSON WITH

                   8      SHARED VOTING POWER

                                0

                   9      SOLE DISPOSITIVE POWER

                                4,805,550

                  10      SHARED DISPOSITIVE POWER

                                0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,805,550

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/   /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     47.7%

14        TYPE OF REPORTING PERSON*

                     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The following statement constitutes Amendment No. 13 to the Schedule 13D filed by the undersigned (the "Statement").  Except as specifically amended by this Amendment No. 13, the Statement remains in full force and effect.

Item 2 is hereby amended to add the following:

On October 27, 2003, Steven J. Pully was nominated by NP to serve as a director of the Company and, accordingly, became a member of a Section 13(d) group with the other Reporting Persons.  By virtue of his election as a director of the Company and ongoing relationship with NP, Mr. Pully remained a member of the Section 13(d) group and continued to file as a group with the other Reporting Persons statements on Schedule 13D.  Mr. Pully did not stand for re-election as a director of the Company at the Company’s 2007 Annual Meeting of Stockholders, which took place on December 13, 2007, and Mr. Pully is also no longer associated with NCM. Accordingly, Mr. Pully is no longer a member of the Section 13(d) group and has ceased to be a Reporting Person.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Company to the extent required by applicable law.

The business address of each of NP, NCM, NCG and Mark E. Schwarz is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

      Item 5(a) is hereby amended and restated as follows:

(a) The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 10,042,085 shares of Common Stock outstanding as of November 16, 2007 as reported in Amendment No. 1 to the Company’s Form 10-K as filed with the Securities and Exchange Commission on November 16, 2007.

As of the filing date of this Statement, NP beneficially owned 4,760,550 shares of Common Stock, representing approximately 47.4% of the Company's issued and outstanding Common Stock.

NCM, as the general partner of NP, may be deemed to beneficially own the 4,760,550 shares of Common Stock beneficially owned by NP, representing approximately 47.4% of the issued and outstanding Common Stock.

NCG, as the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 4,760,550 shares of Common Stock beneficially owned by NP, representing approximately 47.4% of the issued and outstanding Common Stock.

Mark E. Schwarz, as the managing member of NCG, the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 4,760,550 shares of Common Stock beneficially owned by NP, representing approximately 47.4% of the issued and outstanding Common Stock.  In addition, Mr. Schwarz directly owns 15,000 shares of Common Stock and 30,000 shares of Common Stock underlying currently exercisable stock options, which, together with the Common Stock held by NP, represents approximately 47.7% of the issued and outstanding Common Stock.

The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Act, or otherwise, are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

Item 5(b)is hereby amended and restated as follows:

(b) By virtue of his position with NP, NCM and NCG, Mr. Schwarz has the sole power to vote and to dispose of the 4,760,550 shares of Common Stock, or 47.4% of the issued and outstanding shares of Common Stock, beneficially owned by the Newcastle Control Persons.  Mr. Schwarz has the sole power to vote and to dispose of the 15,000 shares of Common Stock he holds directly and the 30,000 shares of Common Stock underlying his currently exercisable stock options, which, together with the Common Stock held by NP, represents approximately 47.7% of the issued and outstanding Common Stock.

[Signature Page Follows]

SIGNATURES

            After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December [__], 2007

NEWCASTLE PARTNERS, L.P.

                                     By: Newcastle Capital Management, L.P., its
                                         general partner
                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                     By: /s/ Mark E. Schwarz
                                        Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                     By: /s/ Mark E. Schwarz
                                        Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL GROUP, L.L.C.

                                     By: /s/ Mark E. Schwarz
                                        Mark E. Schwarz, Managing Member

                                     /s/ Mark E. Schwarz
                                     MARK E. SCHWARZ